UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2005

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

Plan number: 008

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX Corporation
(AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina)
3900 Electronics Drive
Raleigh, North Carolina 27604

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Index
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm	2
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2005 and 2004	4
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2005	5
Notes to Financial Statements, December 31, 2005 and 2004	6-11
Signature	12
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2005	13
Exhibits
23.1 Consent of Grant Thornton LLP
23.2 Consent of PricewaterhouseCoopers, LLP

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrator

AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh, North Carolina

We have audited the accompanying statement of net assets available for benefits of AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Columbia, South Carolina

November 17, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh, North Carolina

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
August 11, 2006

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value
Mutual funds	$ 4,080,719	$ 3,686,283
Common/collective trust	2,644,164	2,373,514
Common stock of sponsor and affiliate	402,963	534,136
Participant loans	706,068	613,749
Total investments	7,833,914	7,207,682
Receivables
Participant contributions	---	42,299
Employer contributions	86,628	117,280
Total receivables	86,268	159,579
Total assets	7,920,542	7,367,261
Liabilities
Accrued administrative expenses	1,329	---
Total liabilities	1,329	---
Net assets available for benefits	$ 7,919,213	$ 7,367,261

The accompanying notes are an integral part of these financial statements.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

2005
Additions to net assets attributed to
Investment income
Interest and dividends	$ 377,665
Total investments	377,665
Contributions
Participant	424,048
Employer	261,512
Total contributions	685,560
Total additions	1,063,225
Deductions from net assets attributed to
Net depreciation in fair value of investments	26,927
Benefits paid to participants and employee withdrawals	460,343
Administrative expenses	24,003
Total deductions	511,273
Net increase	551,952
Net assets available for benefits
Beginning of year	7,367,261
End of year	$ 7,919,213

The accompanying notes are an integral part of this financial statement.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2004

1.	Description of the Plan

The following description of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility
The Plan, which was adopted July 1, 1995, is a defined contribution plan established to provide retirement benefits to employees of AVX Corporation (the “Company” and the Plan sponsor) who are members of the AFGWU Local 1028 Union and have worked 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust and common stock of Kyocera Corporation and AVX Corporation as investment options for participants. The Company contributes a matching contribution on participant deferrals of up to 5% of compensation that a participant contributes to the Plan as follows:

Participant Contribution	Company Matching Contribution

1%	0.667% of compensation
2%	1.334% of compensation
3%	2.000% of compensation
4%	2.500% of compensation
5%	3.000% of compensation

Each year the Company also makes a fixed contribution to the Plan equal to 1% of each participant's annual compensation. Additional contributions are made for members with 20 years or more of service as of July 1, 1995. Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (1) the Company's contribution, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled to is that amount which can be provided from the participant's vested account.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2004

Vesting
Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's fixed contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of qualifying service.

Participant Loans
Plan participants may borrow from their individual account balance in the Plan. A participant may have a maximum of two loans outstanding. A participant must have a minimum of $5,000 account balance in order to receive a loan and the minimum loan amount permitted by the Plan is $1,000. The maximum allowable loan from the Plan is 50% of the participant’s vested account balance and may not exceed $50,000. Loans bear interest at a rate determined by the Plan Committee; at December 31, 2005 and 2004 the rate is 5% annually. All principal and interest repayments are credited to the individual participant’s account.

Payment of Benefits
Benefits under the Plan are payable after termination of service or retirement in an amount equal to the vested interest in the participant's account. Benefits are paid as a lump sum or a payout as elected by the Plan participant. For participants terminating employment with vested balances less than $5,000, the value of their vested balance is paid in one lump sum.

Forfeitures
For the Plan year in which the forfeiture occurs, amounts of forfeitures shall be used to first reduce the Company’s matching contributions, and then to reduce the Company’s fixed contribution. During the year ended December 31, 2005, there were no forfeitures used to reduce either matching or fixed contributions.

Administrative Expenses
The costs to administer the Plan are paid by the Plan and allocated to participants’ accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2004

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The common/collective trust is valued daily at the closing net asset value (or unit value) per share. The sponsor and affiliate common stocks are valued at quoted market prices as reported on a nationally recognized exchange. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 or 2004, are as follows:

	2005	2004

Merrill Lynch Retirement Preservation Trust	$ 2,644,164	$ 2,373,514
Merrill Lynch Global Allocation Fund	831,742	730,238
Van Kampen Comstock Fund A	997,651	941,118
Oakmark Equity and Income Fund	881,815	768,966
Delaware Diversified	496,772	493,064
Kyocera Corporation Common Stock	362,666	452,067
Participant Loans	706,068	613,749
	$ 6,920,878	$ 6,372,716

During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $26,927 as follows:

AVX Corporation Common Stock	$ 8,743
Kyocera Corporation Common Stock	(29,004)
Mutual Funds	(6,666)
$ (26,927)

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2004

4.	Related-Party Transactions

Certain Plan investments are shares of mutual funds and common collective trust funds managed by Merrill Lynch. Merrill Lynch is the Investment Manager, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants (employees of the Company) qualify as party-in-interest transactions, which also are exempt from the prohibited transaction rules.

At December 31, 2005, the Plan holds 4,956 shares of Kyocera Corporation common stock and 2,783 shares of AVX Corporation common stock with market values of $362,666 and $40,297, respectively. At December 31, 2004, the Plan holds 5,873 shares of Kyocera Corporation common stock and 6,513 shares of AVX Corporation common stock with market values of $452,067 and $82,069, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants shall become 100% vested in their accounts regardless of years of service. Participant accounts will be paid in accordance with Plan provisions as soon as is practicable after the termination.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Reconciliation Between the Financial Statements and Form 5500

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits provided in the financial statements:

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2004

	Investment Income	Net depreciation in fair value of investments	Contributions	Benefit Payments	Administrative Expenses
Per financial statements	$ 377,665	$ (26,927)	$ 685,560	$ (460,343)	$ (24,003)
Reversal of current year contributions receivable	---	---	(86,628)	---	---
Addition of prior year contribution receivable	---	---	159,579	---	---
Reversal of current year accrued liabilities	---	---	---	---	1,329
Miscellaneous reclassifications	(341,683)	334,685	---	---	6,998
Per Form 5500	$ 35,982	$ 307,758	$ 758,511	$ (460,343)	$ (15,676)

	Net Assets Available for Benefits as of December 31,
	2005	2004

Net assets available for benefits per the financial statements	$ 7,919,213	$ 7,367,261
Less:
Participant contributions receivable	---	(42,299)
Employer contributions receivable	(86,628)	(117,280)
Add:
Accrued administrative expense	1,329	---
Net assets available for benefits per Form 5500	$ 7,833,914	$ 7,207,682

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2004

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2005 to Form 5500:
2005

Net increase in net assets available for benefits per the financial statements	$ 551,952
Add:
Participant contributions receivable at December 31, 2004	42,299
Employer contributions receivable at December 31, 2004	117,280
Accrued administrative expenses at December 31, 2005	1,329
Less:
Participant contributions receivable at December 31, 2005	---
Employer contributions receivable at December 31, 2005	(86,628)

Net increase in net assets available for benefits per Form 5500	$ 626,232

8.	Risks and Uncertainties

The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, and other investment securities as well as common stock and common collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Subsequent Events

Termination of Participant’s Ability to Invest in AVX Corporation Common Stock

In April 2006, the Plan terminated a participant’s ability to invest in the common stock of AVX Corporation, effective for investments made after April 30, 2006.

Kyocera Corporation Common Stock Offering

Kyocera Corporation ("Kyocera") common stock has been offered to participants of the Plan since December 1996. The Plan held 4,956 shares and 5,873 shares of Kyocera common stock at December 31, 2005 and 2004. Kyocera is the majority owner of AVX Corporation, the Plan sponsor. This type of investment option requires that the Kyocera shares be registered with the Securities and Exchange Commission. Kyocera has filed a Form S-8 effective October 31, 2006, to register 25,000 shares to be offered under the Plan. Plan participants who purchased shares in the Kyocera common stock prior to the registration of these shares have the right to rescind the purchase and obtain a reimbursement for the transaction. No action has been taken to date; however, the Plan sponsor is currently working on a communication plan to address this matter with participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan
for Employees of AVX Corporation in Raleigh, North Carolina)

By:	/s/ Gerald Boykin
Gerald Boykin
Plan Administrator of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina

Date:	January 19, 2007

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current value

*	Merrill Lynch Retirement Preservation Trust	Common/collective trust		$ 2,644,164
*	Merrill Lynch Global Allocation Fund	Mutual Fund		831,742
*	Merrill Lynch S&P 500 Index Fund	Mutual Fund		268,415
	Van Kampen Comstock Fund A	Mutual Fund		997,651
	Oakmark Equity and Income Fund	Mutual Fund		881,815
	Delaware Diversified	Mutual Fund		496,772
	BlackRock Aurora Fund A	Mutual Fund		271,298
	Davis New York Venture Fund A	Mutual Fund		142,994
	American Funds Growth Fund of Amer R3	Mutual Fund		56,730
	American Funds European Growth R3	Mutual Fund		133,302
				4,080,719
*	Kyocera Corporation	Common Stock		362,666
*	AVX Corporation	Common Stock		40,297
				402,963
*	Participant Loans	Interest rates: 5% - 7% with varying maturity dates		706,068
				$ 7,833,914

*Denotes a party-in-interest
**Not applicable for participant directed investments